SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOLIDATED RESOURCES HEALTH CARE FUND II

(Name of Subject Company)

WELCARE SERVICE CORPORATION-II

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John F. McMullan

Chief Financial Officer

Welcare Service Corporation-II

1175 Peachtree Street, Suite 1230

Atlanta, Georgia 30361

(404) 873-1919

With Copies to:

Elizabeth H. Noe, Esq.

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, Georgia 30308-2222

(404) 815-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Consolidated Resources Health Care Fund II, a Georgia limited partnership (the “Partnership”). The address of the Partnership’s principal executive offices is c/o Welcare Service Corporation-II, 1175 Peachtree Street, Suite 1230, Atlanta, Georgia 30361. The telephone number of the principal executive offices of the Partnership is (404) 873-1919. The general partners of the Partnership (the “General Partners”) are Consolidated Associates II (“CA”) and Welcare Service Corporation-II (“WSC”). Each General Partner owns one-half of the 4% ownership interest in the Partnership collectively held by the General Partners. WSC is the Managing General Partner of the Partnership.

The Partnership owns and operates two health care facilities, the Mayfair Nursing Care Center and the Mayfair Retirement Center, both located in Columbus, Ohio. The nursing facility and the retirement facility are sometimes referred to herein as the “Properties”.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the units of limited partnership interest of the Partnership (the “Units”). As of the date hereof, there were 15,000 Units outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

WSC, in its capacity as Managing General Partner of the Partnership, is the Person filing this Statement. WSC’s address and business telephone number are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

This Statement relates to the tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”), to purchase all Units not already held by Purchasers at a purchase price of $800 per Unit, less the amount of any distributions declared or made with respect to the Units between March 26, 2007 and April 26, 2007, or such other date to which the tender offer may be extended, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 26, 2007.

The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California 94556 and the business phone is (800) 854-8357.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither WSC nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The Partnership is a limited partnership and has no executive officers or directors. Other than their 4% general partnership interest, the General Partners do not own any of the Units. Certain executive officers, directors or other affiliates of the General Partners, however, own Units of the Partnership as follows: Care Associates, LLC

(“Care Associates”) owns 1,805 Units (approximately 12%). Forrest Preston, who controls Care Associates, also owns a 33% general partner interest in CA, the non-managing General Partner.

There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Partnership, the other General Partner (including the officers and directors of the other General Partner) or any other affiliates of the Partnership or the other General Partner, on the other hand, except as stated below in this Item 3. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Purchasers, their executive officers, directors or affiliates, on the other hand.

Management Agreements

Mayfair Nursing Care Center Pursuant to a Management Agreement executed in March 1991, management oversight for the nursing facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility’s operations is provided by Life Care Centers of America, Inc. (“Life Care”). Life Care owns a 0.5% interest in Mayfair Village Ltd. and Mayfair Nursing Care Center Ltd., the entities who own the Properties, and the remaining 99.5% interest of these entities is owned by the Partnership. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the nursing facility’s operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the nursing facility’s operating income. Although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions. Forrest Preston, who owns a 33% general partner interest in CA, one of the General Partners, owns 100% of Life Care and Mr. McMullan serves on Life Care’s Board of Directors. In addition, Mr. McMullan and Mr. Preston have been involved in numerous business relationships for over 30 years, including those in which they invested in and/or managed properties similar to the Properties owned by the Partnership.

Mayfair Retirement Center Also pursuant to a Management Agreement executed in March 1991 containing substantially identical terms as that applicable to the nursing facility, management oversight for the retirement facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility’s operations is provided by Life Care. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the retirement facility’s operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the retirement facility’s operating income. As with the nursing facility, although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

Management Fees and Expenses Paid WSC (and/or its affiliate) received an aggregate of $86,453, $103,425, and $111,389 in oversight fees and $71,668, $310,397, and $344,421 in reimbursable expenses for the fiscal years ending December 31, 2004, 2005 and 2006, respectively. Life Care (and/or its affiliate) received an aggregate of $435,542, $522,498, and $557,768 in management fees for the fiscal years ending December 31, 2004, 2005 and 2006, respectively.

Copies of the Management Agreements for the nursing facility and retirement facility are included as Exhibits (d)(1) and (d)(2) to WSC’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 5, 2005 (the “First Mackenzie Statement”) in connection with the tender offer of MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. pursuant to the Offer to Purchase on Schedule TO dated April 21, 2005 and are incorporated by reference herein.

Indemnification

The Agreement of Limited Partnership of the Partnership dated October 31, 1983, as amended by subsequent amendments dated January 7, 1992, July 16, 1998 and a further amendment and restatement on January 11, 2007 (as amended and restated, the “Partnership Agreement”) contains customary indemnification rights for its General Partners and provides that the Partnership will indemnify its General Partners, and their employees and agents, against any liability or damages (including attorneys’ fees) incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership. The General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. The Partnership Agreement (as last amended and restated on January 11, 2007) is included as Annex A to the Partnership’s definitive proxy statement on Schedule 14A (filed November 16, 2006) and is incorporated by reference herein.

Under the terms of the Management Agreements described above, the Partnership is obligated to indemnify WSC and Life Care against any liability or damages incurred by reason of WSC’s and Life Care’s performance of its duties under the Management Agreements except to the extent the liability or damages is a result of WSC’s or Life Care’s own gross negligence or willful misconduct, or from or in connection with a material breach of their respective obligations under the Management Agreements.

Interests of Certain Persons in the Offer

As stated above, other than Care Associates, which owns an aggregate of 1,805 Units, neither WSC, Life Care or any of their affiliates own any Units or have any interest in the current Offer.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

The Partnership, through its Managing General Partner, WSC, is required by the rules of the SEC to make a recommendation whether you should accept or reject this Offer or to state that the Partnership is remaining neutral with respect to the Offer. Since April 21, 2005, and excluding the current Offer, there have been five separate tender offers for the Units as follows:

•

On April 21, 2005, MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (“Mackenzie Group #1”) filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $150 per Unit. Mackenzie Group #1’s offer expired on May 30, 2005 and, according to an Amendment to the Schedule TO filed on June 15, 2005, Mackenzie Group #1 acquired 423 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Mackenzie Group #1 reported ownership of approximately 5% of the total outstanding Units.

•

On May 26, 2005, Care Associates filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $456 per Unit. Care Associates’ offer expired on July 13, 2005 and, according to an Amendment to the Schedule TO filed on July 14, 2005, Care Associates acquired 2,104 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Care Associates reported ownership of approximately 14.03% of the total outstanding Units. As of September 14, 2006, the register of Unit ownership maintained by the Partnership’s transfer agent indicates that Care Associates had closed on an aggregate of 1,805 Units tendered pursuant to this offer.

•

On June 17, 2005, MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF-NY 2005, LLC; MP Falcon Fund, LLC; MPF Dewaay Premier Fund 2, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF Dewaay Premier Fund, LLC; Mackenzie Specified Income Fund, L.P.; MPF Special Fund 8, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P. and C.E. Patterson (“Mackenzie Group #2”), filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $475 per Unit. Mackenzie Group #2’s offer expired on July 17, 2005 and, according to an Amendment to the Schedule TO filed on July 19, 2005, Mackenzie Group #2 acquired 2,231.5 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Mackenzie Group #2 reported ownership of approximately 19.9% of the total outstanding Units.

•

On December 19, 2005, MPF-NY 2005, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Flagship Fund 10, LLC; Mackenzie Patterson Special Fund 5, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; Mackenzie Patterson Special Fund 7, LLC; MP Value Fund 6, LLC; MPF Flagship Fund 9, LLC; and Mackenzie Patterson Fuller, Inc. (“Mackenzie Group #3), filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase up to 3,750 Units at a purchase price of $525 per Unit. Mackenzie Group #3’s offer expired on January 19, 2006, and, according to an Amendment to the Schedule TO filed on February 2, 2006, Mackenzie Group #3 acquired 277 Units that were tendered in its offer. Mackenzie Group #3 reported ownership of approximately 20.5% of the total outstanding Units.

•

On July 20, 2006, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 9, LLC; and MacKenzie Patterson Fuller, LP (“Mackenzie Group #4”), filed a Tender Offer Statement on Schedule To with the SEC announcing its offer to purchase up to 11,944 Units at a purchase price of $800 per Unit. Mackenzie Group #4’s offer expired on September 8, 2006, and, according to an Amendment to the Schedule TO filed on October 2, 2006, Mackenzie Group #4 acquired 334 Units that were tendered in its offer. Mackenzie Group #4 reported ownership of approximately 22.6% of the total outstanding Units.

As required by the rules and regulations of the SEC, the Partnership, through its Managing General Partner, filed its recommendations with respect to the foregoing tender offers. With respect to the offer by Mackenzie Group #1, the Managing General Partner recommended that the holders of Units not tender primarily because the Managing General Partner believed the offer price to be inadequate. With respect to the offer by Care Associates, the Managing General Partners took a neutral position because of the potential conflicts of interest between John F. McMullan, the sole director, officer and shareholder of the Managing General Partner, and Forrest Preston, Care Associates and other entities owned or controlled by Mr. Preston. With respect to the offer by Mackenzie Group #2, the Managing General Partner also took a neutral position because of the potential conflicts of interest between Mr. McMullan and Mr. Preston and the existence of Care Associates’ competing bid. With respect to the offer by Mackenzie Group #3, the Managing General Partner took a neutral position because of the pending demand for the special meeting received from a group of minority Unit holders, the potential sale that could result therefrom and the lack of information to advise whether Mackenzie Group #3’s offer represented the highest value for the Units or whether holders would receive more if, and when, the potential sale transaction could be completed. With respect to the offer by Mackenzie Group #4, the Managing General Partner took a neutral position because of the pending demand for the special meeting received from a group of minority Unit holders, the potential sale that could result therefrom and the lack of information to advise whether Mackenzie Group #4’s offer represented the highest value for the Units or whether holders would receive more if, and when, the potential sale transaction could be completed.

With respect to the Purchasers’ current Offer, WSC recommends against tendering in the Offer for the reasons set forth below.

The Managing General Partner has already commenced efforts to sell the Partnership’s assets upon direction of the Limited Partners. On January 11, 2007, a special meeting of the Limited Partners was held for the purpose of approving a sale of the Partnership’s assets and its resulting dissolution. The special meeting was held upon demand of Kodiak Partners III, Prizm Investors and Baseline Investors (the “Kodiak Group”), who, collectively, hold in excess of 10% of the Partnership’s Units. As more particularly described in the definitive proxy statement provided to each Limited Partner in anticipation of the special meeting, the Limited Partners were asked to approve, among other things, amendments to the Partnership Agreement that would require the Managing General Partner to undertake the following:

•	Promptly take all necessary or appropriate actions to market and sell the Partnership’s assets as quickly as reasonably possible and for the highest possible price;

•

List the Partnership’s assets for sale with one of the following marketing agents, depending on which agent submits the best bid: C.B. Richard Ellis; Marcus and Millichap; or CLW Health Care Services Group;

•	Market the Partnership’s assets based on receipt of sealed bids; and

•

Upon the sale of these assets, that the Partnership be dissolved without the necessity for an additional vote of Limited Partners and its remaining assets be distributed to the Partners as quickly as reasonably possible as set forth in the Partnership Agreement.

The sale and dissolution proposal described above was submitted by the Kodiak Group and required approval by holders of a majority of the outstanding Units in order to be adopted. At the special meeting, the following votes representing Units held were cast for, against and in abstention with respect to the Kodiak Group’s sale proposal: 7,602 Units (50.68%) for/ 3,470 Units (23.13%) opposed/ 23 Units abstained (0.15%). Notably, 3,390 of the 3,470 Units as to which “no” votes were cast against the sale proposal were held by Purchasers or their affiliates.

As of the date of this Statement, the Managing General Partner has sent requests for proposals to the three marketing agents identified above as directed by the Limited Partners. Based on their responses, which are expected in the next several weeks, the Managing General Partner will formally engage its marketing agent and commence promptly a formal auction of the Partnership’s assets.

If the Purchasers are successful in obtaining a majority of the Units, they will have the power to modify, or terminate completely, the sale and dissolution process. The Purchasers have conditioned their Offer upon obtaining a majority of the Units as a result of the Offer. If they are successful in this pursuit, the Purchasers will be in a position to control every aspect of Partnership’s operations as well as the sale and liquidation efforts currently in process as a result of the actions taken by the Limited Partners at the January 11 special meeting. In the section of Purchasers’ Offer entitled “What Are the Purchasers’ Future Intentions Concerning the Partnership,” Purchasers make the following statements:

•	“Upon successful completion of the Offer, the Purchasers would be in a position to control a vote of the limited partners.”

•

“The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do intend to take whatever action they deem necessary in connection with the liquidation of the Partnership or with any extraordinary transaction concerning the Partnership or its assets to ensure that the Partnership’s properties are sold at fair market value.”

•

“The Purchasers reserve the right, at the appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote to amend the limited partnership agreement to again require a limited partner vote on the sale of the Partnership’s assets and the liquidation and dissolution of the Partnership or to require a minimum sales price.”

•

“If the Purchasers are successful in this Offer, they will be in a position to control the Partnership by virtue of being able to remove and replace the General Partner, to cause the Partnership to sell its assets, and to liquidate the Partnership.”

•

“The amendment to the limited partnership agreement earlier this year removed the requirement for limited partner approval of any sales, so the Purchasers may reinstate that requirement or a minimum sales price if successful.”

Based on the above statements, the Purchasers have made it clear that it is their intent to control any sale or liquidation process. This is notwithstanding the fact that the Limited Partners have already approved, and directed the Managing General Partner to undertake, an auction which would provide the best forum for encouraging a competitive bid process designed to result in a fair market price being paid for the assets and using a sealed bid process so as to not afford any particular bidder a greater advantage over other bidders in submitting a bid. The sale and liquidation process already approved by the Limited Partners would provide an efficient mechanism for disposing of the assets at the best attainable price. The process agreed upon specifically removed the need to go back to the Limited Partners for additional approval of a sales transaction once a purchaser submitting the highest bid had been identified. The Purchasers, whose affiliates represented almost all of the votes cast against the sale proposal at the special meeting, have made it clear that they intend to control the sale process. If the Offer is successful, the Purchasers, through majority ownership, could dictate through additional Partnership Agreement amendments not only whether or not a sale transaction occurs, but also the transaction terms themselves. There can be no assurances that the Purchasers would approve terms that would be in the best interests of all of the Limited Partners.

The $800 purchase price offered for the Units in the Offer is inadequate and is likely to be much less than what the Limited Partners will get in the liquidation. In the Offer, Purchasers stated that their intention was to make “a profit” from the ownership of the Units and that, in their estimation, the Units could have a liquidation value of approximately $952.14 per Unit. Based on its own informal valuation of the Partnership’s assets as more particularly described below, the Managing General Partner believes the Partnership has a liquidation value in excess of $1,300.00 per Unit. In addition, in determining whether or not the $800 purchase price offered for the Units in the Offer is adequate, holders should consider the following:

•

As reflected in the Partnership’s Form 10-K for year ended December 31, 2004, as of December 31, 2004, the Partnership had total assets of $5,730,847, operating income for the year of $8,730,873, net income for the year of $352,015 and net income per limited partner Unit of $22.53.

•

As reflected in the Partnership’s Form 10-K for the year ended December 31, 2005, as of December 31, 2005, the Partnership had total assets of $6,393,785, net income for the year of $710,819 and net income per limited partner Unit of $45.49.

•

As reflected in the Partnership’s current unaudited financial statements for the year ended December 31, 2006, as of December 31, 2006, the Partnership had total assets of $8,119,256, net income for the year of $826,794 and net income per limited partner Unit of $52.91.

•

The occupancy rates for the Nursing Facility and the Retirement Facility were 88% and 86%, respectively, as of December 31, 2004, were 95% and 98%, respectively, as of December 31, 2005, and were 94.5% and 94.5%, respectively, as of December 31, 2006.

In determining its estimated value of the Units, the Managing General Partner first calculated the “Estimated Net Sales Value” of the Partnership’s two facilities. The Estimated Net Sales Value was determined by first determining the net operating income (“NOI”) for the Partnership’s properties as of February 28, 2007, which are the most current financial records available as of the date of this Statement. The NOI for each property was calculated by subtracting from its revenues the property operating expenses. The NOI for the Nursing Facility as of February 28, 2007 was $1,169,040. The NOI for the Retirement Facility was $797,172. The NOI for the Nursing Facility was divided by a 12.50% capitalization rate and the NOI for the Retirement Facility was divided by a 7.5% capitalization rate (each a “Cap Rate”). After applying the Cap Rate, the adjusted value for the Nursing Facility was $9,352,320 and the adjusted value for the Retirement Facility was $10,628,965 resulting in a combined value for the two properties of $20,104,826.

The Managing General Partner believes that the Cap Rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age and quality. The utilization of different capitalization rates, however, could also be appropriate. In this regard, holders should be aware that the use of higher capitalization rates would result in a lower Estimated Net Sales Value.

In determining the Estimated Liquidation Value of the Partnership’s assets, the Managing General Partner added to the Estimated Net Sales Value of the Partnership’s properties the net current assets of those properties as of February 28, 2007. Then it added cash held at the Partnership level and subtracted estimated closing expenses of 5% and an estimated $500,000 in winding up expenses. The resulting Estimated Liquidation Value for the Partnership assets was $19,645,430, resulting in a per Unit liquidation value of approximately $1,300.

There can be no assurance as to the actual value obtainable for the Partnership’s properties as a result of the sale transaction authorized by the Limited Partners, the costs that will be incurred in connection with such sale or the winding up of the Partnership. There also can be no assurance as to the timing of distributions of liquidation proceeds which may be received by Unit holders. Details on the Managing General Partnership’s analysis of the Estimated Valuation per Unit based upon the Partnership’s financial records as of February 28, 2007 is given below:

Adjusted Value of Nursing Facility at 12.5% Cap Rate based on pro forma operating income	$9,352,320
Net current assets of Nursing Facility	$123,541
Adjusted Value of Retirement Facility at 7.5% Cap Rate based on pro forma operating income	$10,628,965
Net current assets of Retirement Facility	($1,627,041)
Cash on hand in Partnership accounts	$2,664,185
Less: Selling Costs at 5%	($996,540)
Less: Winding up Costs	($500,000)
Estimated Net Valuation of Partnership	$19,645,430
Total Number of Units	15,000
Estimated Valuation per Unit	$1,309

Considerations for those Unit Holders Wishing to Sell their Units at this Time

WSC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer, including the risk factors described therein, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

•

Future Distributions. A Unit holder that tenders Units in the Offer will not receive any future distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Offer, the Purchasers would receive the distributions with respect to all accepted Units.

•

Proceeds From Future Sale. The Managing General Partner is in the process of taking the necessary steps to market these assets and consummate a sale transaction. A Unit holder that tenders Units in the Offer will not receive any interim or final distributions that result from the completion of the sale transaction and the Partnership’s liquidation once the Purchasers have accepted tendered Units in the Offer. If and when the sale transaction is completed and the Managing General Partner makes these distributions, the Purchasers would receive the distributions with respect to all accepted Units.

•

Transfer Restrictions. The terms of the Partnership Agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking into account all other transfers during the preceding twelve months. Therefore, the Purchasers may only acquire a limited number of Units. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. In addition, Section 11.02 of the Partnership Agreement provides that any transfer by a limited partner of its Units is effective to create the right of the transferee to share or participate in the profits or losses and cash flow of the Partnership until such time as the transferee is admitted as a substitute Limited Partner, which requires the consent of the General Partners. The General Partners may condition such consent on the receipt of an opinion of counsel that the transfer was made in compliance with all securities laws and will not jeopardize the tax treatment of the Partnership. In addition, the General Partners have a right to payment of their reasonable expenses in connection with the requested transfer before providing their consent.

•

Tax Consequences. All Unit holders are advised to consult with their own tax advisors concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. For example, if a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize any previous years’ suspended losses from the Partnership in the current year to the extent of any gain on sale of the Units actually sold, as described in the Purchase Offer. However, if a Unit holder’s entire interest is sold, any previous years’ suspended losses from the Partnership would be deductible from ordinary income (subject to any other limitation applicable to the Unit holder). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder’s unique tax situation or other circumstances.

•

Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed (or Purchaser become aware) that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchaser in its reasonable discretion. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer.

Intentions of Affiliates

As stated above, other than Care Associates, which owns an aggregate of 1,805 Units, neither WSC, Life Care nor any of their affiliates own any Units or have any interest in the current Offer. Care Associates does not intend to tender any of its Units in the Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

To the knowledge of WSC, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on WSC’s or the Partnership’s behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Units have been effected during the past 60 days by WSC or, to the knowledge of WSC, by any of the executive officers, directors or affiliates of WSC.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Partnership’s securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

WSC notes that, while Purchasers have expressed no intentions in its Offer to Purchase to change the management of the Partnership, to the extent Purchasers accumulate a majority of the Units as a result of this Offer and subsequent offers or purchases of Units, if any, and thereafter attempts to remove the General Partners under the terms of the Partnership Agreement, any change in the General Partners of the Partnership will require approval of the U.S. Department of Housing and Urban Development. There can be no assurance any such consent would be given.

The Partnership and WSC were recently served with a motion to domesticate a default judgment entered against them in March 2006 by the Court of Common Pleas for Franklin County, Ohio in the proceeding styled Karen Miller, Executor of the Estate of Richard Miller v. Consolidated Resources health Care Fund II, et al. The default judgment was in the total amount of $499,806 and related to the death of plaintiff’s husband while receiving care at the nursing facility. WSC and the Partnership filed their motion to vacate the default judgment on the basis that these defendants had never received service of process for the initial complaint and furthermore were not subject to the jurisdiction of the Ohio courts. A hearing on the motion is expected in the next several weeks.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by WSC in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including, but not limited to, the following:

•

that the demand for or regulation of the type of skilled nursing services provided by the Properties may change in a way that adversely affects the value of the Properties including changes in Medicare or Medicaid reimbursement programs or other regulations impacting the nursing facility and retirement facility; and

•

that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Partnership’s operations, markets, products, services and prices may change in a way that adversely affects the Partnership.

In addition, the Partnership’s results of operations, financial condition and cash flows may be adversely affected by the unsolicited Offer by the Purchasers and related actions taken by this group.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although WSC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

ITEM 9.	EXHIBITS
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated March 26, 2007 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(1)(ii)	Letter of Transmittal and related instructions, dated March 26, 2007 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated March 26, 2007 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(5)(i)	Letter to Unit holders, dated April 9, 2007
(d)(1)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the First Mackenzie Statement and incorporated herein by reference)

(d)(2)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the First Mackenzie Statement and incorporated herein by reference)

(d)(3)

Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 11, 2007 (filed as Annex A to the definitive proxy statement on Schedule 14A filed with the SEC on November 16, 2006 and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELCARE SERVICE CORPORATION-II

By:   /s/ John F. McMullan

Name:  John F. McMullan

Title:  President

Dated: April 9, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated March 26, 2007 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(1)(ii)	Letter of Transmittal and related instructions, dated March 26, 2007 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated March 26, 2007 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on March 26, 2007)
(a)(5)(i)	Letter to Unit holders, dated April 9, 2007
(d)(1)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the First Mackenzie Statement and incorporated herein by reference)

(d)(2)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the First Mackenzie Statement and incorporated herein by reference)

(d)(3)

Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 11, 2007 (filed as Annex A to the definitive proxy statement on Schedule 14A filed with the SEC on November 16, 2006 and incorporated herein by reference)

Exhibit (a)(5)(i)

WELCARE RESOURCES CORPORATION-II

1175 Peachtree Street

Suite 850

Atlanta, Georgia 31106

(404) 873-1919

April 9, 2007

Dear Unit Holder of Consolidated Resources Health Care Fund II (the “Partnership”):

A tender offer has been announced by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MP Value Fund 8, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Senior Note Program I, LP; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”), to purchase all Units not already held by Purchasers at a purchase price of $800 per Unit.

The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. For the reasons more fully discussed in the enclosed Schedule 14D-9, we, Welcare Resources Corporation-II, in our capacity as Managing General Partner of the Partnership, are recommending against tendering Units in this Offer.

The Managing General Partner has already commenced efforts to sell the Partnership’s assets upon direction of the Limited Partners. On January 11, 2007, a special meeting of the Limited Partners was held for the purpose of approving a sale of the Partnership’s assets and its resulting dissolution. The special meeting was held upon demand of Kodiak Partners III, Prizm Investors and Baseline Investors (the “Kodiak Group”), who, collectively, hold in excess of 10% of the Partnership’s Units. As more particularly described in the definitive proxy statement provided to each Limited Partner in anticipation of the special meeting, the Limited Partners were asked to approve, among other things, amendments to the Partnership Agreement that would require the Managing General Partner to undertake the following:

•	Promptly take all necessary or appropriate actions to market and sell the Partnership’s assets as quickly as reasonably possible and for the highest possible price;

•

List the Partnership’s assets for sale with one of the following marketing agents, depending on which agent submits the best bid: C.B. Richard Ellis; Marcus and Millichap; or CLW Health Care Services Group;

•	Market the Partnership’s assets based on receipt of sealed bids; and

•

Upon the sale of these assets, that the Partnership be dissolved without the necessity for an additional vote of Limited Partners and its remaining assets be distributed to the Partners as quickly as reasonably possible as set forth in the Partnership Agreement.

The sale and dissolution proposal described above was submitted by the Kodiak Group and required approval by holders of a majority of the outstanding Units in order to be adopted. At the special meeting, the following votes representing Units held were cast for, against and in abstention with respect to the Kodiak Group’s sale proposal: 7,602 Units (50.68%) for/ 3,470 Units (23.13%) opposed/ 23 Units abstained (0.15%). Notably,

3,390 of the 3,470 Units as to which “no” votes were cast against the sale proposal were held by Purchasers or their affiliates.

As of the date of this Statement, the Managing General Partner has sent requests for proposals to the three marketing agents identified above as directed by the Limited Partners. Based on their responses, which are expected in the next several weeks, the Managing General Partner will formally engage its marketing agent and commence promptly a formal auction of the Partnership’s assets.

If the Purchasers are successful in obtaining a majority of the Units, they will have the power to modify, or terminate completely, the sale and dissolution process. The Purchasers have conditioned their Offer upon obtaining a majority of the Units as a result of the Offer. If they are successful in this pursuit, the Purchasers will be in a position to control every aspect of Partnership’s operations as well as the sale and liquidation efforts currently in process as a result of the actions taken by the Limited Partners at the January 11 special meeting. In the section of Purchasers’ Offer entitled “What Are the Purchasers’ Future Intentions Concerning the Partnership,” Purchasers make the following statements:

•	“Upon successful completion of the Offer, the Purchasers would be in a position to control a vote of the limited partners.”

•

“The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do intend to take whatever action they deem necessary in connection with the liquidation of the Partnership or with any extraordinary transaction concerning the Partnership or its assets to ensure that the Partnership’s properties are sold at fair market value.”

•

“The Purchasers reserve the right, at the appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote to amend the limited partnership agreement to again require a limited partner vote on the sale of the Partnership’s assets and the liquidation and dissolution of the Partnership or to require a minimum sales price.”

•

“If the Purchasers are successful in this Offer, they will be in a position to control the Partnership by virtue of being able to remove and replace the General Partner, to cause the Partnership to sell its assets, and to liquidate the Partnership.”

•

“The amendment to the limited partnership agreement earlier this year removed the requirement for limited partner approval of any sales, so the Purchasers may reinstate that requirement or a minimum sales price if successful.”

Based on the above statements, the Purchasers have made it clear that it is their intent to control any sale or liquidation process. This is notwithstanding the fact that the Limited Partners have already approved, and directed the Managing General Partner to undertake, an auction which would provide the best forum for encouraging a competitive bid process designed to result in a fair market price being paid for the assets and using a sealed bid process so as to not afford any particular bidder a greater advantage over other bidders in submitting a bid. The sale and liquidation process already approved by the Limited Partners would provide an efficient mechanism for disposing of the assets at the best attainable price. The process agreed upon specifically removed the need to go back to the Limited Partners for additional approval of a sales transaction once a purchaser submitting the highest bid had been identified. The Purchasers, whose affiliates represented almost all of the votes cast against the sale proposal at the special meeting, have made it clear that they intend to control the sale process. If the Offer is successful, the Purchasers, through majority ownership, could dictate through additional Partnership Agreement amendments not only whether or not a sale transaction occurs, but also the transaction terms themselves. There can be no assurances that the Purchasers would approve terms that would be in the best interests of all of the Limited Partners.

The $800 purchase price offered for the Units in the Offer is inadequate and is likely to be much less than what the Limited Partners will get in the liquidation. In the Offer, Purchasers stated that their intention was to make “a profit” from the ownership of the Units and that, in their estimation, the Units could have a liquidation value of approximately $952.14 per Unit. Based on its own informal valuation of the Partnership’s assets as more particularly described below, the Managing General Partner believes the Partnership has a liquidation value in excess of $1,300.00 per Unit. In addition, in determining whether or not the $800 purchase price offered for the Units in the Offer is adequate, holders should consider the following:

•

As reflected in the Partnership’s Form 10-K for year ended December 31, 2004, as of December 31, 2004, the Partnership had total assets of $5,730,847, operating income for the year of $8,730,873, net income for the year of $352,015 and net income per limited partner Unit of $22.53.

•

As reflected in the Partnership’s Form 10-K for the year ended December 31, 2005, as of December 31, 2005, the Partnership had total assets of $6,393,785, net income for the year of $710,819 and net income per limited partner Unit of $45.49.

•

As reflected in the Partnership’s current unaudited financial statements for the year ended December 31, 2006, as of December 31, 2006, the Partnership had total assets of $8,119,256, net income for the year of $826,794 and net income per limited partner Unit of $52.91.

•

The occupancy rates for the Nursing Facility and the Retirement Facility were 88% and 86%, respectively, as of December 31, 2004, were 95% and 98%, respectively, as of December 31, 2005, and were 94.5% and 94.5%, respectively, as of December 31, 2006.

In determining its estimated value of the Units, the Managing General Partner first calculated the “Estimated Net Sales Value” of the Partnership’s two facilities. The Estimated Net Sales Value was determined by first determining the net operating income (“NOI”) for the Partnership’s properties as of February 28, 2007, which are the most current financial records available as of the date of this Statement. The NOI for each property was calculated by subtracting from its revenues the property operating expenses. The NOI for the Nursing Facility as of February 28, 2007 was $1,169,040. The NOI for the Retirement Facility was $797,172. The NOI for the Nursing Facility was divided by a 12.50% capitalization rate and the NOI for the Retirement Facility was divided by a 7.5% capitalization rate (each a “Cap Rate”). After applying the Cap Rate, the adjusted value for the Nursing Facility was $9,352,320 and the adjusted value for the Retirement Facility was $10,628,965 resulting in a combined value for the two properties of $20,104,826.

The Managing General Partner believes that the Cap Rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age and quality. The utilization of different capitalization rates, however, could also be appropriate. In this regard, holders should be aware that the use of higher capitalization rates would result in a lower Estimated Net Sales Value.

In determining the Estimated Liquidation Value of the Partnership’s assets, the Managing General Partner added to the Estimated Net Sales Value of the Partnership’s properties the net current assets of those properties as of February 28, 2007. Then it added cash held at the Partnership level and subtracted estimated closing expenses of 5% and an estimated $500,000 in winding up expenses. The resulting Estimated Liquidation Value for the Partnership assets was $19,645,430, resulting in a per Unit liquidation value of approximately $1,300.

There can be no assurance as to the actual value obtainable for the Partnership’s properties as a result of the sale transaction authorized by the Limited Partners, the costs that will be incurred in connection with such sale or the winding up of the Partnership. There also can be no assurance as to the timing of distributions of liquidation proceeds which may be received by Unit holders. Details on the Managing General Partnership’s analysis of the Estimated Valuation per Unit based upon the Partnership’s financial records as of February 28, 2007 is given below:

Adjusted Value of Nursing Facility at 12.5% Cap Rate based on pro forma operating income	$9,352,320
Net current assets of Nursing Facility	$123,541
Adjusted Value of Retirement Facility at 7.5% Cap Rate based on pro forma operating income	$10,628,965
Net current assets of Retirement Facility	($1,627,041)
Cash on hand in Partnership accounts	$2,664,185
Less: Selling Costs at 5%	($996,540)
Less: Winding up Costs	($500,000)
Estimated Net Valuation of Partnership	$19,645,430
Total Number of Units	15,000
Estimated Valuation per Unit	$1,309

Should you have any questions, please contact the undersigned.

Sincerely,

WELCARE RESOURCES CORPORATION-II

-4-